China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
 Dalian, China 116600

December 22, 2009

Please deliver the following pages to:

Name:	Terence O’Brien Accounting Branch Chief

Re:	China Industrial Waste Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Form 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009, and September 30, 2009 File No.002-95836-NY

Telephone Number: +1 (202) 551 3355

Total Number of Pages, Including Cover Sheet: 4

Response to comments: Please see attached.

From:	Xin Guo, Chief Financial Officer
Telephone Number: +86 (411) 8259 5129 Fascimile Number: +86 (411) 8259 5169

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
 Dalian, China 116600

December 22, 2009

Terence O’Brien, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-4631

Dear Mr. O’Brien:

The purpose of this letter is to provide the Company’s responses to the December 15, 2009 comment letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses.

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
 Dalian, China 116600

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1、	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
●	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

The comment is noted and we hereby acknowledge that:
●	the company is responsible for the adequacy and accuracy of the disclosure in our filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statements of Cash Flows, page F-6

2、
We note your response to comment 8 in our letter dated November 9, 2009. In future filings, please ensure that any amounts related to your investment in equity method investees recognized within investing cash flows represents either payments to acquire additional interest in the equity method investee or receipts form the equity method investee representing returns of the investment in the equity method investee. Refer to paragraphs 16 and 17 of SFAS 95 (ASC 230-10-45-12 and 230-10-45-13) for guidance. Otherwise, your share of income (loss) from the equity method investee, foreign currency exchange impacts, and returns on investments from equity method investee, foreign currency exchange impacts, and returns on investments from equity method investees, such as dividends, are to be recognized as part of operating cash flow. Refer to paragraph 22 of SFAS 95 (ASC 230-10-45-16) for guidance.

China Industrial Waste Management, Inc.
No. 1 Huaihe West Road, E-T-D Zone,
 Dalian, China 116600

Response:

The comment is noted and we will comply accordingly in future filings.

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff member directly in an effort to expedite the review process.

Sincerely,

Dong Jinqing
Chief Executive Officer